Exhibit 99.1

AMTD Digital’s Half Yearly Net Profit is Estimated to Increase over 150% Year over Year

January 25, 2024 09:18 AM Eastern Standard Time

PARIS & NEW YORK—(BUSINESS WIRE)—AMTD Digital Inc. (NYSE: HKD) (“AMTD Digital” or the “Company”), a comprehensive digital solutions and global hospitality and VIP services platform headquartered in France, today announced a positive profit estimate for the six months ended October 31, 2023.

During the six months ended October 31, 2023, despite the global economic slowdown and rising geopolitical uncertainties that led to great volatility in international markets overall, the Company demonstrated strong resilience and achieved outstanding financial performance.

Total net profit for the six months ended October 31, 2023 is estimated to increase by over 150% year over year. Net profit of the Company for the six months ended October 31, 2023 is estimated to be over US$27 million. In particular, after AMTD IDEA Group, our controlling shareholder, injected AMTD Assets Group into the Company in February 2023, revenue from hotel operations, hospitality and VIP services is estimated to contribute over US$6 million.

Dr. Timothy Tong, Independent Chairman of the Company, “Similar to the year before, the six- month period that ended on October 31, 2023 was filled with challenges. Although the COVID pandemic has officially ended, the global economy in the post-COVID period has yet to fully recover. Geopolitical tensions around the world continue to post serious uncertainties about investments in all sectors of the economy. Due to strong leadership and diligent management of AMTD Digital executive team, year-over-year net profit growth of more than 150% was achieved despite the aforementioned-challenges. Further, through the injection of AMTD Assets Group by the controlling shareholder, AMTD IDEA Group, resulted in enhanced net profit. I thank the management team and continue to be cautiously optimistic about the prospect for future performance growth of AMTD Digital.”

Ms. Joanne Shoveller, independent director of the Company, “Innovative thinking, detailed attention to customer needs and advances in digital solutions services, and recognition of emerging opportunities in hospitality and VIP services have led to this remarkable 6-month performance within demanding market conditions and geopolitical uncertainty. As an independent director of the Company and on behalf of the board of directors, I convey my thanks to AMTD Digital’s leadership team for creating this suite of services and investments that position the Company to align with emerging market demands and opportunities and pave the way for even stronger results in the next half of the year.

This profit estimate is preliminary in nature and is based on information currently available to the management of the Company. The estimate is subject to change as we adjust and finalize our financial results for the relevant period. Accordingly, investors are advised not to place undue reliance on this information and should instead refer to our unaudited financial results of the relevant period to be subsequently published by the Company.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system – the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc. are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD IDEA Group:

IR Office

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

EMAIL: ir@amtdigital.com